

News Release (TSX: VAA)

VAALDIAM REPORTS 2010 Q2 FINANCIAL RESULTS

TORONTO – August 17, 2010 – Vaaldiam Mining Inc. ('Vaaldiam' or the 'Company') (TSX: VAA) reports that, for the second quarter ended June 30, 2010, it incurred a net loss of $1,682,000 or $0.02 per share compared to a net loss of $2,231,000 or $0.05 for the same period in 2009.

Vaaldiam ended the second quarter with a strong cash position of $10.5 million and working capital of $8.1 million. This was further strengthened when the previously announced sale of the Kwale Mineral Sands Project ('Kwale') in Kenya to Base Iron Limited ('BIL') (ASX: BSE) closed on July 30, 2010 and US$3 million was added to our cash balance. In addition to this, Vaaldiam also holds 10.6 million shares in Flemish Gold Corp. ('Flemish'), which is focused on gold exploration in sub-Saharan Africa. Flemish recently completed a private placement at $0.75 per share, in which the Company did not participate.

Company Highlights

Kwale Project in Kenya

On February 24, 2010 the Company and Base Iron Limited ('BIL') (ASX: BSE) signed a binding Heads of Agreement ('HoA') whereby BIL would acquire the Kwale Mineral Sands Project ('Kwale'), all the intellectual property associated with Vaaldiam's mineral sands projects in Africa and an option to acquire 100% of Tiomin Kenya Limited ('TKL') for $3 million in cash on closing and a cash royalty of 1.5% of all product revenue from Kwale. The sale was completed on July 30, 2010.

Duas Barras Mine

Mining operations commenced at Duas Barras alluvial diamond mine in Minas Gerais, Brazil in the second quarter. A number of upgrades and expansions to the diamond recovery plant have been completed and plant commissioning began in July. In addition to the preparation work for the diamond recovery, the Company also implemented a tailings reprocessing project which involved the construction of two gold recovery sluices. Full production is expected to resume before the end of the third quarter with estimated production in 2010 of approximately 15,000 carats and in 2011 of approximately 40,000 carats, at a cost of US$85/carat. The Company is preparing exploration programs to upgrade and expand its resources at Duas Barras and is in discussions to acquire additional prospective properties.

Braúna Bulk Sampling

The Company is making good progress in the 5,000 tonne bulk sampling program at the Braúna kimberlite project in Bahia, Brazil, where it has a 20% interest, with an option to increase its interest to 49%.

Brazil Corporate Office

Vaaldiam relocated the Brazilian head office to Belo Horizonte, a major mining centre in the state of Minas Gerais, which will give the Company improved access to equipment suppliers, industry expertise and skilled personnel, thereby reducing operating costs. The Company is building up the staff complement in the operations area to prepare for full mining at Duas Barras, as well as in the finance and administration area to strengthen the support for the expanding Brazilian operation.

Vaaldiam continues to pursue its strategy of using cash flow from disposing of non-core assets and imminent diamond production to sustain itself and to advance its high-potential diamond and gold properties in Brazil. It is well-positioned to exploit the strengthening market for rough diamonds.





Results of Operations
(Expressed in thousands of Canadian dollars):

	Three Months Ended		Six Months Ended	
	June 30, 2010	**June 30, 2009**	**June 30, 2010**	**June 30, 2009**
Loss before interest, equity loss and amortization	1,451	2,029	4,001	3,553
Loss before income tax	1,682	2,231	3,936	3,878
Loss per share	0.02	0.05	0.05	0.08

Selected Financial Information
(Expressed in thousands of Canadian dollars, except share capital amounts):

	June 30, 2010	June 30, 2009
Total assets	28,779	56,272
Working capital	8,083	15,005
Mineral properties	5,949	9,680
Deferred exploration and development	-	27,046
Share Capital:		
Common shares (000s)	71,388	48,081
Warrants (000s)	9,844	10,329
Options (000s)	4,607	3,977

Cash Flow and Liquidity

As at June 30, 2010, Vaaldiam had a working capital surplus of $8.1 million, compared with $15.0 million at June 30, 2009. For the six months ended June 30, 2010, Vaaldiam generated cash of $9.2 million which included proceeds of $7.3 million from the sale of the Company's interest in Pukaqaqa project in Peru and proceeds of $10.0 million on the maturity of a short-term investment. This was offset by cash used in operating activities of $6.0 million and $0.7 million used in the acquisition of Vaaldiam Resources Ltd. With the current issues in the financial markets, it is important to note that the Company's treasury investment strategy ensured it was never exposed to asset backed commercial papers or sub-prime mortgages.

The information above should be reviewed in conjunction with the Company's unaudited consolidated financial statements and management discussion and analysis for the three months ended June 30, 2010 that will be available shortly on www.sedar.com and www.vaaldiam.com.

For further information on Vaaldiam please contact:

Frances Kwong, VP Finance and CFO (E-Mail: frances.kwong@vaaldiam.com; Phone: 416-363-6927)

Robert Jackson, President and CEO (E-Mail: RJackson@vaaldiam.com; Phone: 416-363-6927)

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, purchase payments, royalty payments, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of metals and minerals, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.